DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

August 20, 2010

VIA COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549-3628

Attn:	Sonia Barros, Special Counsel
Erin Martin, Attorney-Advisor

Re:	KBS Real Estate Investment Trust III, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed August 20, 2010
File No. 333-164703

Dear Ms. Barros and Ms. Martin:

On behalf of our client, KBS Real Estate Investment Trust III, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Charles J. Schreiber, Jr., Chief Executive Officer of the Company, dated June 15, 2010 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to show changes from Amendment No. 1 to the Company’s Registration Statement on Form S-11 filed on May 27, 2010, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 2. We are also providing supplementally a copy of the Company’s revised logo, which we plan to use on the front and back cover pages of the prospectus and on the subscription agreement.

General

1.	Please note that we have referred your response to comment 4 in our letter dated March 5, 2010 to the Office of Mergers and Acquisitions for further review. The review by the Office of Mergers and Acquisitions is still pending.

We note the Staff’s comment. As discussed in our conversation with the Staff, pursuant to the Company’s share redemption program any stockholder that has submitted shares for redemption

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would be able to withdraw his or her redemption request by sending written notice to the program administrator at least five business days before the redemption date. The Company includes the five business day requirement for administrative purposes only, i.e., so that the Company has sufficient time to determine the aggregate redemptions for the month, calculate pro rata redemptions, if necessary, cut redemption checks and prepare the checks for mailing to stockholders.

Cover Page of Prospectus

2.

We note your response to comment 6 in our letter dated March 5, 2010. It appears that the cover page of your prospectus continues to exceed one page. Please further reduce the information of your cover page to only reflect the information required by Item 501 of Regulation S-K and Industry Guide 5.

In response to the Staff’s comment, we made additional revisions to the cover page of the prospectus. The cover page does fit on one page. Please refer to the clean typeset cover page. We have tried to limit the cover page to generally only reflect the information required by Item 501 of Regulation S-K and Industry Guide 5, as well as information that has been required by various state securities examiners in the past in connection with other KBS-sponsored programs and information required by state securities examiners that are currently reviewing our Registration Statement on Form S-11.

Prospectus Summary, page 1

3.	We note your prospectus summary is over 30 pages long and that you currently repeat a lot of information in your summary section that appears in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language and eliminate repetitive disclosure.

In response to the Staff’s comment, we have revised the prospectus summary section to summarize only the most significant aspects of the offering.

The Advisory Agreement, page 90

4.	We note your response to comment 18 in our letter dated March 5, 2010. Please include similar disclosure regarding the status of the advisory agreement in this portion of the prospectus.

In response to the Staff’s comment, we have included language on page 88 to indicate that references to the advisory agreement in the registration statement are to the advisory agreement that we will enter prior to the commencement of this offering.

Management Compensation, page 95

5.

We note from your disclosure on page 25 that the amount available for investment has been changed to 82.76% and 87.28%. We further note, however, that it does not appear that you have updated your compensation table to include the new percentages in your

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calculation of acquisition and origination fees. Please revise or advise. Please note that this comment also applies to the compensation table that begins on page 15.

We note the Staff’s comment and respectfully advise that the noted changes to the amount available for investment result from our breaking out the acquisition and origination expenses from the amount available for investment and that the acquisition fees and origination fees themselves remain unchanged. The acquisition fees and origination fees are calculated as a percentage of the cost of an investment, including any acquisition or origination expenses and any debt attributable to such investment. As a result, breaking out the acquisition and origination expenses from the amount available for investment did not change the estimated acquisition and origination fees.

Allocation of Investment Opportunities, page 106

6.	We note your disclosure that until KBS REIT II has fully invested the proceeds from its initial public offering, and to the extent that an investment opportunity meets the cash flow requirements, operating needs, diversification goals and overall portfolio mix of KBS REIT II, you expect the advisor to direct the investment opportunity to KBS REIT II. Please expand your disclosure to describe the amount of uninvested proceeds currently held by KBS REIT II and the amount remaining to be offered. Please also disclose your expectation of when KBS REIT II may have fully invested the proceeds from its initial public offering.

In response to the Staff’s comment, we have revised the disclosure on page 107 to state:

Our acquisition stage will overlap to some extent with KBS REIT II, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, one private KBS-sponsored program and possibly future KBS-programs. We expect KBS REIT II’s primary offering to terminate shortly after commencement of this offering. KBS REIT II’s primary offering is expected to last until December 31, 2010. As of August 18, 2010, KBS REIT II has $73.2 million of cash available for investment that has not been allocated to probable investments under contract and KBS REIT II could raise up to $684.8 million in gross proceeds from the shares remaining to be sold in KBS REIT II’s primary offering, though KBS REIT II may terminate its primary offering before it has sold all of these shares. We do not expect that there will be any period during which both we and KBS REIT II will be offering shares to new potential investors. Like us, KBS REIT II intends to allocate between 60% and 70% of its portfolio to investments in core properties and between 30% and 40% of its portfolio to other real estate-related investments. Until KBS REIT II has fully invested the proceeds from its initial public offering, and to the extent that an investment opportunity meets the cash flow requirements, operating needs, diversification goals and overall portfolio mix of KBS REIT II, we expect the advisor to direct the investment opportunity to KBS REIT II. Based upon current market conditions, we expect that KBS REIT II will have fully invested the proceeds from its initial public offering within three to six months of ceasing to offer shares to the public. However, from time to time, and based upon asset sales and the maturity, prepayment or workout of debt-related investments, KBS REIT II may seek to make a small number of investments during our acquisition stage.

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We note to the Staff that although we do not expect that there will be any period during which both KBS REIT III and KBS REIT II will be offering shares to new potential investors, KBS REIT III may commence communications with broker dealer firms while KBS REIT II is offering shares to the public and KBS REIT III may offer shares to potential investors while KBS REIT II is completing subscription processing procedures.

7.	We note your disclosure that the one private KBS-sponsored program that is currently in its acquisition stage is seeking to acquire value-added properties, so you do not expect to be in direct competition with this private program. Please tell us why seeking to acquire value-added properties is not in direct competition with you.

With respect to its investments in real property, KBS REIT III intends to acquire core properties, which are generally existing properties with at least 80% occupancy and minimal near-term rollover. See page 120 of the prospectus under “Investment Objectives and Criteria—Acquisition and Investment Policies—Primary Investment Focus.” The private KBS-sponsored program is seeking to acquire value-added properties, which are properties requiring a significant amount of additional work (e.g., leasing, repositioning or work-outs) to enhance their value. We have included this description on page 107 of the prospectus.

KBS REIT III is not prohibited from acquiring value-added properties; however, it is not the intent of KBS REIT III and its sponsors to do so.

Receipt of Fees and Other Compensation by KBS Capital Advisors and its Affiliates, page 108

8.	We note your response to comment 22 in our letter dated March 5, 2010 and the revisions made. Please further revise this conflict to clarify that not only could your advisor recommend riskier investments, but it also could recommend investments that are not in your best interest. Please also revise your related risk factor on page 40.

In response to the Staff’s comment, we have further revised our disclosure to clarify that our advisor could recommend investments that are not in our best interest. See pages 35 and 109.

Our Board’s Loyalties to KBS REIT I, KBS REIT II, KBS Legacy Partners Apartment REIT, KBS Strategic Opportunity REIT and Possibly to Future KBS-Sponsored Programs, page 109

9.	We note your disclosure that you could enter into transactions with other KBS-sponsored programs, such as property sales, acquisitions or financing arrangements. To the extent you have not already done so, please expand your disclosure to describe how fees will be paid to KBS Capital Advisors in these situations. For example, in the case of a property sale, if KBS Capital Advisors would receive fees for the both the sale and the acquisition, please describe.

In response to the Staff’s comment, we have included the following disclosure under “Our Board’s Loyalties to KBS REIT I, KBS REIT II, KBS Legacy Partners Apartment REIT, KBS Strategic Opportunity REIT and Possibly to Future KBS-Sponsored Programs” as follows:

We could enter into transactions with other KBS-sponsored programs, such as property sales, acquisitions or financing arrangements. Such transactions might entitle KBS

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Capital Advisors or its affiliates to fees and other compensation from both parties to the transaction. For example, acquisitions from other KBS-sponsored programs might entitle KBS Capital Advisors or its affiliates to disposition fees and possible subordinated incentive fees in connection with its services for the seller in addition to acquisition and other fees that we might pay to KBS Capital Advisors in connection with such transaction. Similarly, property sales to other KBS-sponsored programs might entitle KBS Capital Advisors or its affiliates to acquisition fees in connection with its services to the purchaser in addition to disposition and other fees that we might pay to KBS Capital Advisors in connection with such transaction. Decisions of the board or the conflicts committee regarding the terms of those transactions may be influenced by the board’s or committee’s loyalties to such other KBS-sponsored programs.

Please see pages 39 and 110.

Borrowing Policies, page 131

10.	We note your response to comment 28 in our letter dated March 5, 2010. Please include similar disclosure in the prospectus.

In response to the Staff’s comment, we have included the following disclosure under “Borrowing Policies” as follows:

We anticipate that our board of directors will make this determination by (i) seeking to secure borrowings from third party lenders and comparing the terms offered by such third party lenders to the terms of proposed borrowings from our advisor or its affiliates, and (ii) reviewing publicly available disclosure to determine borrowing terms secured by other similarly-situated real estate investment companies from third party lenders and comparing such terms to the terms of proposed borrowings from our advisor or its affiliates.

Please see page 133.

Financial Statements

Notes to Consolidated Balance Sheet

4. Related Party Transactions, page F-14

11.	Please ensure your disclosures herein are consistent with those throughout your prospectus. For example, the estimated percentage of acquisition and origination expenses, approximately 0.66% of the cost of investments, does not agree to the percentage disclosed elsewhere.

In response to the Staff’s comment, we have revised the reference to the estimated percentage of acquisition and origination expenses on page F-15 to 0.67%. The previous discrepancy with percentages disclosed elsewhere in the prospectus resulted from the use of inconsistent rounding conventions.

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Part II – Information Not Required In Prospectus, page II-l

Table VI – Acquisitions of Properties by Programs, page II-7

12.	We note that with respect to KBS REIT I and KBS REIT II, the information presented does not appear to correspond directly with the information contained in Schedule III in each program’s Form 10-K for the fiscal year ended December 31, 2009. Please advise.

The information presented in Table VI – Acquisitions of Properties represents the total purchase price of investments made in KBS REIT I and KBS REIT II. The Company allocates the purchase price of a real estate investment among the cost of tangible assets (including land, building and tenant improvements), identifiable intangibles and assumed liabilities (consisting of above and below-market leases and tenant origination and absorption costs) in accordance with FAS141. The information contained in Schedule III of our Form 10-K only represents the initial cost of land, building and improvements and the current carrying cost of land, building and improvements and excludes any amounts allocated to identified intangibles and assumed liabilities.

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In addition, the Company wishes to amend its response to comment 19 from the Staff’s March 5, 2010 comment letter in light of new sales incentive programs instituted for two other public programs and the possibility of similar programs in the future. These new programs were instituted after our response letter. Changes from the Company’s initial response are shown in bold.

Conflicts of Interest, page 99

19.	We note that the initial public offering of KBS Legacy Partners Apartment REIT has not yet commenced. Therefore, please discuss in more detail the conflict of interest presented to the dealer manager of both offerings, KBS Capital Markets Group, with respect to its underwriting obligations to both offerings, which may occur simultaneously.

In response to the Staff’s comment, we have included a risk factor and revised our disclosure under “Conflicts of Interest” as follows:

KBS Capital Markets Group also currently serves as the dealer manager for the initial public offerings of KBS REIT II, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT. Both KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT will be raising capital in their respective public offerings concurrently with our offering. We expect KBS REIT II’s primary offering to terminate shortly after commencement of this offering. In addition, future KBS-sponsored programs may seek to raise capital through public offerings conducted concurrently with our offering. As a result, our sponsors and our dealer manager may face conflicts of interest arising from potential competition with these other programs for investors and investment capital. Our sponsors generally seek to avoid simultaneous public offerings by programs that have a substantially similar mix of investment characteristics, including targeted investment types and key investment objectives. Nevertheless, there may be periods during which

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one or more programs sponsored by our sponsors will be raising capital and may compete with us for investment capital.

See pages 38 and 111.

However, we note for the Staff that KBS Capital Markets Group primarily expects to provide wholesaling services in its capacity as dealer manager (with very limited sales at the retail level, if any) in connection with the distribution of shares offered pursuant to KBS-sponsored public offerings. As a wholesale broker-dealer, the dealer manager will act as a wholesale distributor to retail broker-dealers that, in turn, will interact directly with their individual investor customers. The dealer manager’s sales groups are not compensated differently for the shares they sell regardless of which offering other than receipt of de minimis sales incentives from time-to-time. Each such sales campaign would typically last only a few weeks and result in aggregate compensation to all wholesalers of $30,000 to $50,000 or, in lieu of compensation, the wholesaler may receive additional travel and entertainment credits. The dealer manager’s sales groups ~~and~~ will be instructed to make retail broker dealers aware of all KBS-sponsored public offerings and advise retail broker-dealers of the differences between each program. ~~not to demonstrate a preference for one offering over the other~~. Further, each of the REITs referred to above offers a distinct investment strategy, and the ultimate decision to invest will be made by the individual investor customers of the retail broker-dealers based on the potential investor’s investment objectives, risk tolerance and goals.

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Securities and Exchange Commission

Very truly yours,

DLA Piper LLP (US)

By:	/s/ Robert H. Bergdolt
Robert H. Bergdolt

Enclosure

cc:	Charles J. Schreiber, Jr.